Interim Consolidated Financial Statements

For the three months ended December 31, 2013
(unaudited)

THE CASH STORE FINANCIAL SERVICES INC.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(in thousands, except share and per share amounts)
(unaudited)

	Three Months Ended
	December 31 2012	December 31 2013
REVENUE
Loan fees	$38,018	$36,861
Other income - Note 5	11,485	8,385
	49,503	45,246

BRANCH OPERATING EXPENSES
Salaries and benefits	14,462	15,167
Provision for credit losses - Note 4	9,254	5,499
Retention payments	1,769	4,365
Selling, general and administrative	4,971	4,879
Rent	4,433	4,473
Advertising and promotion	1,368	1,537
Depreciation of property and equipment	1,560	1,583
	37,817	37,503
BRANCH OPERATING MARGIN	11,686	7,743

CORPORATE AND OTHER EXPENSES
Corporate expenses	6,745	8,375
Interest expense	4,603	4,787
Depreciation of property and equipment	310	108
Amortization of intangible assets	1,862	2,018
LOSS BEFORE INCOME TAXES	(1,834)	(7,545)

INCOME TAXES - Note 6
Current expense (recovery)	(1,347)	—
Deferred expense (recovery)	1,215	(75)
	(132)	(75)

NET LOSS AND COMPREHENSIVE LOSS	(1,702)	(7,470)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - Note 9
Basic	17,541,976	17,571,813
Diluted	17,541,976	17,571,813

BASIC LOSS PER SHARE	(0.10)	(0.43)

DILUTED LOSS PER SHARE	(0.10)	(0.43)
 See accompanying notes to the interim consolidated financial statements

THE CASH STORE FINANCIAL SERVICES INC.
INTERIM CONSOLIDATED BALANCE SHEETS
(in thousands of Canadian Dollars)
(unaudited)

	September 30 2013	December 31 2013
ASSETS

Current Assets
Cash	$6,216	$10,553
Restricted cash - Note 3	5,242	6,408
Consumer advances receivable, net - Note 4	25,592	34,804
Other receivables, net - Note 5	8,104	8,332
Prepaid expenses and other assets	3,471	2,584
Income taxes receivable	15,683	15,683
	64,308	78,364

Long term receivable - Note 5	836	—
Deposits and other assets	1,740	2,792
Deferred financing costs	6,203	5,836
Property and equipment, net of accumulated depreciation of $39,424 and $41,033	17,460	16,735
Intangible assets, net of accumulated amortization of $13,506 and $15,482	34,353	32,843
Goodwill	39,685	39,685
	$164,585	$176,255

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable	$1,511	$2,242
Accrued liabilities	24,715	31,263
Current portion of deferred revenue	1,000	1,000
Current portion of deferred lease inducements	333	355
Current portion of obligations under capital leases and other obligations	1,185	1,119
	28,744	35,979

Deferred revenue	2,918	2,668
Deferred lease inducements	686	596
Obligations under capital leases and other obligations	3,441	3,386
Long-term debt - Note 7	127,182	139,496
Deferred income taxes	2,934	2,859
	165,905	184,984

SHAREHOLDERS' EQUITY
Share capital, number of voting common shares, issued and outstanding - 17,571,813 and 17,571,813 - Note 8	47,091	47,091
Additional paid-in capital	4,957	5,018
Deficit	(53,368)	(60,838)
	(1,320)	(8,729)
	$164,585	$176,255

Litigations, Claims and Contingencies - Note 10

Approved by the Board:

Signed "Gordon J. Reykdal"	Signed "Eugene Davis"
Director	Director

 See accompanying notes to the interim consolidated financial statements

THE CASH STORE FINANCIAL SERVICES INC.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)
(in thousands of Canadian Dollars)
(unaudited)

	Common Shares	Additional Paid-in Capital	Deficit	Total Shareholders' Equity
Balance, September 30, 2012	46,652	4,700	(17,836)	33,516
Net loss and comprehensive loss	—	—	(35,532)	(35,532)
Dividends to common shareholders	—	—	—	—
Issuance of common shares	439	(182)	—	257
Stock-based compensation expense	—	439	—	439
Total of other equity movements	439	257	—	696
Balance, September 30, 2013	47,091	4,957	(53,368)	(1,320)
Net loss and comprehensive loss	—	—	(7,470)	(7,470)
Issuance of common shares	—	—	—	—
Stock option based compensation expense	—	61	—	61
Total of other equity movements	—	61	—	61
Balance, December 31, 2013	47,091	5,018	(60,838)	(8,729)

See accompanying notes to the interim consolidated financial statements

THE CASH STORE FINANCIAL SERVICES INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of Canadian Dollars)
(unaudited)

	Three Months Ended
	December 31, 2012	December 31, 2013

Cash provided by (used in):

OPERATING ACTIVITIES
Net income (loss)	(1,702)	(7,470)
Items not affecting cash:
Depreciation of property and equipment	1,870	1,691
Amortization of intangible assets	1,862	2,018
Provision for credit losses - Note 4	9,254	5,499
Stock-based compensation	145	423
Accretion of long-term debt discount and amortization of deferred financing costs	588	681
Deferred income taxes	1,215	(75)

Change in non-cash working capital:
Consumer advances receivable, net - Note 4	(15,942)	(14,711)
Other receivables and long-term receivables	6,654	608
Prepaid expenses, deposits and other assets	(423)	(165)
Income taxes receivable	(1,349)	—
Accounts payable and accrued liabilities	2,960	6,185
Deferred revenue	(250)	(250)
Deferred lease inducements	(104)	(68)
	4,778	(5,634)

INVESTING ACTIVITIES
Purchase of intangible assets	(269)	(508)
Purchase of property and equipment	(1,113)	(1,209)
	(1,382)	(1,717)

FINANCING ACTIVITIES
Repayment of obligations under capital leases and other obligations	(410)	(274)
Restricted Cash - Note 3	(7,210)	(1,166)
Funding from (paid to) third-party lenders	—	1,128
Deferred financing costs	(28)	—
Proceeds from credit facility - Note 7	—	12,000
Issuance of common shares	257	—
	(7,390)	11,688

INCREASE (DECREASE) IN UNRESTRICTED CASH	(3,995)	4,337
UNRESTRICTED CASH, BEGINNING OF PERIOD	13,598	6,216
UNRESTRICTED CASH, END OF PERIOD	9,603	10,553

Supplemental cash flow information:
Interest paid	114	123
Interest received	1	1
Income taxes paid (received)	—	—
Non-cash investing and financing activities:
Addition of capital lease obligations and other obligations	107	153
Addition of property and equipment and intangible assets included in accounts payable and accrued liabilities	(399)	(391)
Issuance of deferred share units	—	362

 See accompanying notes to the interim consolidated financial statements

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012

(in thousands, except share and per share amounts)
(unaudited)

Nature of Business

The Cash Store Financial Services Inc. (TSX: CSF, NYSE: CSFS) (the “Company” or “The Cash Store Financial”) operates primarily under three branch banners: The Cash Store Financial, Instaloans and The Title Store. The Company acts as a lender and broker to facilitate short-term advances and provides other financial services to income-earning consumers. As at December 31, 2013, the Company operated 537 (September 30, 2013 - 537) branches. The Company has operations in Canada and in the United Kingdom.

Although the Company’s business is not significantly affected by seasonality, the Company typically experiences its strongest revenues in the third and fourth quarters (which correspond with tax season and the summer months) followed by the first quarter (Christmas/holiday season). The second quarter is typically the weakest. In addition to seasonal demand, quarterly results are impacted by the number and timing of new branch openings and new product lines offered.

The Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd.  operate in the United States under the name "Cash Store". The Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

Note 1 – Summary of Significant Accounting Policies and Other Matters

Basis of Presentation

These interim consolidated financial statements have been prepared by management in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”) and include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company balances and transactions have been eliminated upon consolidation.

These interim consolidated financial statements do not include all information and footnotes required by U.S. GAAP for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended September 30, 2013 filed with Canadian securities regulators and the Company’s Annual Report on Form 20-F for the fiscal year ended September 30, 2013 filed with the United States Securities and Exchange Commission.

In the opinion of management, all adjustments considered necessary for a fair presentation have been included. The results of operations for the three months ended December 31, 2013 are not necessarily indicative of the results that may be expected for a full fiscal year.

All figures are presented in Canadian dollars, unless otherwise disclosed.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012

(in thousands, except share and per share amounts)
(unaudited)

Note 2 – Changes in Accounting Policies and Practices

Accounting Pronouncements Not Yet Adopted:

In February 2013, FASB issued ASU No. 2013-04 “Liabilities – Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date - (Topic 405)”. This ASU provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date except for obligations addressed within existing guidance in U.S. GAAP. ASU No. 2013-04 is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2013. The Company is currently evaluating the impact of the adoption of the provisions of ASU No. 2013-04 on its consolidated financial statements.

In July 2013, FASB issued ASU No. 2013-11 “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists - (Topic 740).” This ASU provides guidance on the financial statement presentation of unrecognized tax benefits when an operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. ASU No. 2013-11 is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2013. The Company is currently evaluating the impact of the adoption of the provisions of ASU No. 2013-11 on its consolidated financial statements.

Note 3 – Cash

The significant components of cash are as follows:

	September 30, 2013	December 31, 2013
Cash	6,216	10,553
Restricted cash	5,242	6,408
	$11,458	$16,961

As at December 31, 2013, restricted cash includes $706 (September 30, 2013 - $666) of funds held by a financial institution as security related to banking arrangements and $5,702 (September 30, 2013 - $4,575) advanced from third-party lenders in excess of consumer loans written to customers.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012

(in thousands, except share and per share amounts)
(unaudited)

Note 4 – Consumer Advances Receivable, net

	September 30, 2013	December 31, 2013
Short-term advances receivable	$25,428	$29,635
Lines of credit advances receivable	3,751	3,905
Allowance for credit losses	(9,835)	(7,937)
Consumer advances originated by the Company	19,344	25,603
Acquired short-term advances and line of credit advances	6,248	9,201
	$25,592	$34,804

a)	Consumer Advances Receivable Originated by the Company:

Age analysis of Consumer Advances Receivable:

	September 30, 2013	December 31, 2013
Current	$14,606	$21,286
1-30 days past due date	6,502	6,202
31-60 days past due date	4,179	3,828
61-90 days past due date	3,892	2,224
	29,179	33,540
Allowance for credit losses	(9,835)	(7,937)
	$19,344	$25,603

Analysis of Allowance for Credit Losses:

	Twelve Months Ended September 30, 2013	Three Months Ended December 31, 2013
Balance, beginning of period	$26,397	$9,835
Provisions made for credit losses	35,072	5,179
Write-offs	(52,320)	(7,392)
Effect of foreign exchange translation	686	315
Balance, end of period	$9,835	$7,937

Analysis of Provisions made for Credit Losses:

	Twelve Months Ended September 30, 2013	Three Months Ended December 31, 2012	Three Months Ended December 31, 2013
Provisions made for credit losses	$35,072	$9,254	$5,179
Impairment of January 31, 2012 acquisition (Note 4 (b)(i))	1,011	—	—
Impairment of purchased lines of credit advances (Note 4 (b)(ii))	524	—	320
Balance, end of period	$36,607	$9,254	$5,499

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012

(in thousands, except share and per share amounts)
(unaudited)

Note 4 – Consumer Advances Receivable, net (continued)

Transfer of Short Term Advances

During the three months ended December 31, 2013, the Company transferred $nil (three months ended December 31, 2012 - $11,009) of gross short-term advances to third-party lenders in exchange for cash. The gross advances were transferred at fair value and no gain or loss was recorded. The fair value of the transferred advances of $nil (three months ended December 31, 2012 - $9,236) was determined using the contractual loan value less a provision for credit losses of $nil (three months ended December 31, 2012 - $1,773).

b)	Acquired Short-Term Advances and Line of Credit Advances

	September 30, 2013	December 31, 2013
January 31, 2012 short-term advances acquisition (Note 4b(i))	$1,715	$1,254
Fiscal 2013 Q2 acquired line of credit advances (Note 4b(ii))	47	24
Fiscal 2013 Q3 acquired line of credit advances (Note 4b(ii))	1,173	526
Fiscal 2013 Q4 acquired line of credit advances (Note 4b(ii))	3,313	1,027
Fiscal 2014 Q1 acquired line of credit advances (Note 4b(ii))	—	6,370
	$6,248	$9,201

(i)	January 31, 2012 Acquisition

On January 31, 2012, the Company acquired a portfolio of short-term advances from various third-party lenders. At the date of purchase, the undiscounted contractual cash flows of the acquired short-term advances portfolio totaled $319,906 and the expected cash flows at acquisition totaled $51,491. The Company recorded the fair value of the advances acquired of $50,014 as the carrying value of the acquired short-term advances as of the acquisition date. During the twelve months ended September 30, 2013, based on current collection trends, the Company revised its forecast of future cash flows related to this acquired portfolio and included in the provision for credit losses expense for the twelve months ended September 30, 2013 was an impairment charge of $1,011 related to this acquired portfolio.

After accretion and collections of $47,749 and cumulative impairments of $1,011, the remaining carrying value of the acquired short-term advances balance as at December 31, 2013 was $1,254 (September 30, 2013 - $1,715).

(ii)	Purchase of Line of Credit Advances

Commencing in February 2013, the Company purchased lines of credit advances from the third-party lenders for consideration equal to the contractually required payments of the line of credit advances. The following table summarizes acquisition date information for purchased line of credit advances acquired quarterly:

Line of Credit Advances acquired in the Quarter Ended:	Fiscal 2013 Q2	Fiscal 2013 Q3	Fiscal 2013 Q4	Fiscal 2014 Q1	Total
Contractually required payments	$7,298	$11,650	$21,031	$18,042	$58,021
Loss recorded as retention payments	756	2,171	4,183	3,945	11,055
Initial carrying amount at acquisition date	$6,542	$9,479	$16,848	$14,097	$46,966
Collections and accretion to December 31, 2013	6,393	8,234	15,821	7,727	38,175
Impairment recorded in provision for credit losses	125	719	—	—	844
Carrying amount at December 31, 2013	$24	$526	$1,027	$6,370	$7,947

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012

(in thousands, except share and per share amounts)
(unaudited)

Note 5 – Other Receivables and Other Income

(a)	Other Receivables

	September 30 2013	December 31 2013
Due from vendors for agency services	$10,812	$9,719
Other	2,485	2,455
Allowance for doubtful accounts	(4,357)	(3,842)
	$8,940	$8,332

Long term portion:
Other	836	—
	$8,104	$8,332

Age Analysis of Other Receivables, net:

	September 30, 2013	December 31, 2013

Current	5,847	5,839
Current to 3 months past due	1,639	1,209
3 months to 6 months past due	629	406
6 months to one year past due	2,403	2,399
Greater than one year past due	1,943	2,321
Total other receivables gross	12,461	12,174

Allowance for doubtful accounts	(4,357)	(3,842)
Total other receivables, net	8,104	8,332

Due from Vendors

Due from vendors includes $9,719 (September 30, 2013 - $10,812) of short term receivables from our vendors, with which the Company has agency arrangements to provide bank accounts, debit and prepaid Mastercard and insurance products to our customers. Included in this amount is $8,602 (September 30, 2013 - $9,802) due from one vendor. The Company has recorded an allowance of $3,842 (September 30, 2013 - $4,357) to provide for a portion of those overdue receivables for specific amounts in dispute or where collection is otherwise considered doubtful.

Other

Amounts included in Other are amounts to the third party administration of the British Columbia class actions settlement fund as at December 31, 2013 (Note 10 (a)(i)) and other amounts due in the normal course of business.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012

(in thousands, except share and per share amounts)
(unaudited)

Note 5 – Other Receivables and Other Income (continued)

(b)	Other Income

	Three Months Ended
	December 31 2012	December 31 2013
Agency fee income	$8,235	$5,048
Other income	3,250	3,337
	$11,485	$8,385

Note 6 – Income Taxes

The income tax provision differs from the amount that would be computed by applying the statutory income tax rates of 25.0% for the three months ended ended December 31, 2013 (for the three months ended December 31, 2012 – 25.3%) to income as a result of the following:

	Three months ended December 31, 2012	Three months ended December 31, 2013
Income (loss) before income taxes	$(1,834)	$(7,545)
Computed tax expense (recovery) at statutory income tax rates	(464)	(1,885)
Change in enacted tax rates	(3)	35
Change in valuation allowance	333	1,732
Stock-based compensation	36	15
Permanent differences and other	(34)	28
Total income tax provision (recovery)	$(132)	$(75)

The Company recorded a valuation allowance against a portion of its Canadian and United Kingdom net deferred tax assets as at December 31, 2013 which amounted to $13,878 (September 30, 2013 - $12,146). In assessing the realizability of deferred tax assets, management considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carry back and carry forward periods), projected future taxable income, and tax-planning strategies in making this assessment. Due to cumulative pre-tax losses, realization is not considered more likely than not and the Company has not recorded the benefit of the majority of its deferred tax assets.

As at December 31, 2013, the Company has a tax loss carry forward in the amount of $26,276 (September 30, 2013 - $21,365). The net operating loss carry forwards related to Canadian operations, which are available to offset future taxable income, will begin to expire in 2033, if not utilized. The net operating loss carry forwards related to the United Kingdom do not have an expiry date.

The Company’s tax filings for 2008 to present in Canada remain subject to examination by Canadian tax authorities. The Company’s tax filings for 2008 to present in the United Kingdom remains subject to examination by United Kingdom tax authorities.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012

(in thousands, except share and per share amounts)
(unaudited)

Note 7 – Long Term Debt

	September 30 2013	December 31 2013

Credit facility	$—	$12,000
Senior secured notes	127,182	127,496
	$127,182	$139,496

Credit Facility

On November 29, 2013 the Company entered into a credit agreement (the “Credit Agreement”) with Coliseum Capital Management, LLC (“Coliseum”), 8028702 Canada Inc. and 424187 Alberta Ltd. (“Alberta Ltd.”) (collectively, the “Lenders”), pursuant to which the Lenders have provided $12,000 of loans.
Pursuant to the Credit Agreement, 424187 Alberta Ltd. (the “Agent”) acts as agent for the Lenders. The loans made under the credit facility bear interest at 12.5% per annum, payable monthly in arrears, on the 29th day of each month. If an event of default occurs under the Credit Agreement, the interest rate is increased by 2% for so long as the event of default remains. The Credit Agreement provides that an additional $20,500 may be advanced for a total maximum loan amount of $32,500. The Lenders have a right of first refusal in respect of any additional advances. If the Lenders do not exercise their right of first refusal, the Company is free to obtain loan advances from other lenders who agree to become party to the Credit Agreement. The loans outstanding at any time are subject to the requirement that the maximum amount outstanding cannot exceed 75% of the unrestricted cash of the Company plus 75% of the net consumer advances receivable of the Company not more than 90 days in arrears (the “Borrowing Base”). If the total amount outstanding under the loan at any time exceeds the Borrowing Base, the Company must repay to the Initial Lenders, on a pro rata basis, an amount which will result in the loans not being in excess of the Borrowing Base. Such payment must be made within 20 days of the month end in which the Borrowing Base was exceeded.
Loans made under the Credit Facility mature on November 29, 2016 (the “Maturity Date”) or on such earlier date as the principal amount of all loans owing from time to time plus accrued and unpaid interest and all other amounts due under the Credit Agreement may become payable under the Credit Agreement. The Company may repay the loans at any time subject to payment of a prepayment fee as follows:

(a)	If the prepayment is on or before November 29, 2014, the greater of (A) the interest that would accrue if the amount were to remain outstanding until November 29, 2014 and (B) 4% of the amount;

(b)	If the prepayment is after November 29, 2014 but on or prior to November 29, 2015, 3% of the amount; and

(c)	If the prepayment is after November 29, 2015, no fee.
The Company has agreed to designate the loans made under the Credit Agreement as priority lien debt and obtain the benefit of the security granted by the Company pursuant to the Collateral Trust and Intercreditor Agreement entered into in connection with the Company’s 11.5% senior secured notes.
The Company believes this Credit Agreement to be important in achieving the Company’s long-term strategic plans and will fund operations and growth in key business areas.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012

(in thousands, except share and per share amounts)
(unaudited)

Note 7 – Long Term Debt (continued)

In addition to certain covenants relating to the payment of the loans and the authority of the Company to enter into the Credit Agreement, the Company has covenanted in favour of the Lenders:

(a)	to comply with the covenants granted to the holders of the 11.5% senior secured notes;

(b)	not to designate any additional debt under the Collateral Trust Agreement; and

(c)	to meet the following Adjusted EBITDA targets on a quarterly basis over the term of the Credit Agreement:

i)	$4,000 for the first 3 months of the 2014 fiscal year

ii)	$10,000 for the first 6 months of the 2014 fiscal year

iii)	$17,000 for the for the first 9 months of the 2014 fiscal year

iv)	$25,000 for the 2014 fiscal year

v)	$23,625 on a rolling four quarter basis at the end of the first quarter of fiscal year 2015

vi)	$26,250 on a rolling four quarter basis at the end of the second quarter of fiscal year 2015

vii)	$26,875 on a rolling four quarter basis at the end of the third quarter of fiscal year 2015

viii)	$27,500 for the 2015 fiscal year

ix)	$28,125 on a rolling four quarter basis at the end of the first quarter of fiscal year 2016

x)	$28,750 on a rolling four quarter basis at the end of the second quarter of fiscal year 2016

xi)	$29,375 on a rolling four quarter basis at the end of the third quarter of fiscal year 2016

xii)	$30,000 for the 2016 fiscal year

Under the credit agreement, Adjusted EBITDA means the net income (or loss) of the Company, on a consolidated basis, before interest expense, income tax expense, depreciation of property and equipment, and amortization of intangible assets and before the deduction or addition of extraordinary and/or non-recurring expenses as reported in the Borrower’s quarterly and annual Management’s Discussion and Analysis in the section entitled “EBITDA and Adjusted EBITDA reconciliation”.
In addition to the rights of the Lenders to demand payment and instruct the Agent to begin the process to realize on the security under the Collateral Trust and Intercreditor Agreement, upon the occurrence and during the continuance of an event of default, the Lenders have the right, but not the obligation, to appoint a financial advisor to review the affairs of the Company and to appoint a director to the Board.
The Company was in compliance with the financial covenants of the Credit Facility as at December 31, 2013 and therefore, the amounts drawn have been classified as long-term. Based on its current forecasts, the Company expects to be in compliance with its financial covenants under the Credit Facility over the next year. However, continued compliance with these financial covenants in future periods is dependent on the Company achieving revenue forecasts, cost reductions and other assumptions inherent in the forecast. Market conditions, including the changing regulatory environment, have been difficult to predict and there is no assurance that the Company will meet its forecasts and its Adjusted EBITDA covenants in each quarter over the next fiscal year. If these covenants are not met, the Company’s creditors would be in a position to demand immediate repayment of the amounts drawn under the Company’s Credit Facility or pursue other remedies if the Company cannot reach an agreement with its lenders to amend or waive the financial covenants.
424187 Alberta Ltd., which has committed to loan $2,000 of the initial $12,000 drawn, is controlled by the Company’s CEO and a director, Gordon Reykdal. Coliseum, which has committed to loan $5,000 of the initial $12,000 drawn, owns 17.8% of the common shares of the Company.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012

(in thousands, except share and per share amounts)
(unaudited)

Note 8 – Share Capital

(a)	Issued Share Capital

	Twelve Months Ended		Three Months Ended
	September 30, 2013		December 31, 2013
	Number of Shares	Amount	Number of Shares	Amount
Authorized:
Unlimited common shares with no par value

Issued:

Balance, beginning of period	17,496,646	$46,652	17,571,813	$47,091
Transfer from contributed surplus for stock options exercised	—	182	—	—
Options exercised	75,167	257	—	—
Balance, end of period	17,571,813	$47,091	17,571,813	$47,091

(b)	Deferred Share Units to Directors

The Company approved a Deferred Share Unit ("DSU") Plan, which became effective December 11, 2013. The DSU plan enables directors to receive all or a portion of their fee in the form of Deferred Share Units ("DSU's"). The DSU's are settled in cash and are classified as a liability on the Company's consolidated balance sheet. The measurement of the liability and compensation costs for these awards is based on the fair value of the unit and is recorded as a charge to stock-based compensation expense when issued. Subsequent changes in the Company's payment obligation after issuing the unit and prior to the settlement date are recorded as a charge or recovery to stock-based compensation expense in the period such changes occur.

The Company issued 219,073 DSU'sto Directors with a fair value of $383 on December 11, 2013. The number of DSU's to be credited to the participant's DSU Plan is determined by dividing the amount of the participant's deferred remuneration by the fair market value of the Company's common shares, calculated as the volume weighted average trading price of the Company's common shares for the five trading days immediately preceding the date that the participant's renumeration becomes payable. The DSU's vest immediately upon issuance and are only redeemable upon death or retirement (the "Separation Date") of the participant for cash determined by the market price of the Company's common shares for the five trading days immediately preceding the Separation Date. The DSU payment (net of any required source deductions or withholdings) is to be paid to the Director within 60 days of the Separation Date.

During the quarter ended December 31, 2013, the Company recognized stock-based compensation expense of $362 (September 30, 2013 - $nil), with a corresponding increase to accrued liabilities. There is no unrecognized compensation expense related to the DSU's, since these awards vest immediately when issued.

Note 9 – Per Share Amounts

For the three months ended December 31, 2013, there were 891,668 of stock options which were anti-dilutive and therefore were not considered in computing diluted earnings per share.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012

(in thousands, except share and per share amounts)
(unaudited)

Note 10 – Litigation, Claims and Contingencies

(a)	Litigation and Claims

In view of the inherent difficulty of predicting the outcome of litigation and regulatory matters, particularly where the claimants seek very large or indeterminate damages or where the matters present novel legal theories or involve a large number of parties, the Company cannot state with confidence what the eventual outcome of pending matters will be, what the timing of the ultimate resolution of these matters will be, what the eventual loss, fines, or penalties related to each pending matter may be, or the extent to which such amounts may be recoverable under the Company's insurance policies.

In accordance with applicable accounting guidance, the Company establishes reserves for litigation and regulatory matters when those matters present loss contingencies which are both probable and estimable. When loss contingencies are not both probable and estimable, the Company does not establish reserves. In the matters described in this note, loss contingencies are not both probable and estimable in the view of management, and accordingly, reserves have not been established for those matters. Based on current knowledge, management does not believe that loss contingencies, if any, arising from pending litigation and regulatory matters, including the litigation and regulatory matters described in this note, will have a material adverse effect on the consolidated financial position or liquidity of the Company, but may be material to the Company's result of operations for any particular reporting period.

The Company is subject to various asserted and unasserted claims during the course of business of which the outcome of many of these matters is currently not determinable. Due to the uncertainty surrounding the litigation process, unless otherwise stated below, the Company is unable to reasonably estimate the range of loss, if any, in connection with the asserted and unasserted legal actions against it. The Company believes that it has conducted business in accordance with applicable laws and is defending each claim vigorously. In addition to the litigation and claims discussed below, the Company is involved in routine litigation and administrative proceedings arising in the normal course of business.

(i)	British Columbia

March 5, 2004 Claim

On March 5, 2004, an action under the Class Proceedings Act was commenced in the Supreme Court of British Columbia by Andrew Bodnar and others proposing that a class action be certified on his own behalf and on behalf of all persons who have borrowed money from the defendants, The Cash Store Financial and All Trans Credit Union Ltd. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code of Canada (the “Code”). On May 25, 2006, the claim in British Columbia was affirmed as a certified class proceeding of Canada by the B.C. Court of Appeal. In fiscal 2007, the plaintiffs in the British Columbia action brought forward an application to have certain of the Company’s customers’ third-party lenders added to the claim. On March 18, 2008, another action commenced in the Supreme Court of British Columbia by David Wournell and others against The Cash Store Financial, Instaloans Inc., and others in respect of the business carried out under the name Instaloans since April 2005. Collectively, the above actions are referred to as the “British Columbia Related Actions”.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012

(in thousands, except share and per share amounts)
(unaudited)

Note 10 – Litigation, Claims and Contingencies (continued)

(a)	Litigation and Claims (continued)

(i)	British Columbia

March 5, 2004 Claim (continued)

On May 12, 2009, the Company settled the British Columbia Related Actions in principle and on February 28, 2010 the settlement was approved by the Court. Under the terms of the court approved settlement, the Company is to pay to the eligible class members who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full, or who met certain other eligibility criteria, a maximum estimated amount including legal expenses of $18,800, consisting of $9,400 in cash and $9,400 in credit vouchers. The credit vouchers can be used to pay existing outstanding brokerage fees and interest, to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced, or can be redeemed for cash from January 1, 2014 to June 30, 2014. The credit vouchers are not transferable and have no expiry date. After approved legal expenses of $6,438 were paid in March 2010, the balance of the settlement amount remaining to be disbursed was $12,362, consisting of $6,181 of cash and $6,181 of vouchers.

By September 30, 2010, the Company received approximately 6,300 individual claims representing total valid claims in excess of the settlement fund. As the valid claims exceed the balance of the remaining settlement fund, under the terms of the settlement agreement, the entire settlement fund of $12,362 was mailed to claimants in November 2012 in the form of cash and vouchers on a pro-rata basis. As at December 31, 2013, approximately $5,399 of the $6,181 cheques issued had been cashed and approximately $726 of vouchers had been redeemed.

In arriving at the liability recorded at the balance sheet date, the voucher portion of the settlement fund of $6,181 has been discounted using a discount rate of 16.2%. During the three month period ended December 31, 2013, the Company recorded accretion expense of $206 (three months ended December 31, 2012 - $203) in interest expense. The total liability related to the settlement at December 31, 2013 is $6,237 (September 30, 2013 - $6,162).

September 11, 2012 Claim

On September 11, 2012, an action under the British Columbia Class Proceedings Act was commenced in the Supreme Court of British Columbia by Roberta Stewart against The Cash Store Financial and Instaloans Inc. claiming on behalf of the plaintiff and class members who, on or after November 1, 2009 borrowed a loan from the Company, and that the Company charged, required or accepted an amount that is in excess of 23% of the amount loaned of the principal which is contrary to s. 17(1) of the Payday Loans Regulation and s. 112.02(2) of the Business Practices Consumer Protection Act (“BPCPA”) and charged, required or accepted an amount in relation to each cash card issued to a class member which is contrary to s. 112.04(1)(f) of the BPCPA; made the provision of each payday loan contingent on class members purchasing a cash card and services related thereto, contrary to s. 19(1) of the Payday Loans Regulation and s. 112.08(1)(m) of the BPCPA; and discounted the amount in the payday loan agreement to be the loan amount borrowed, by deducting and withholding from the loan advance an amount representing a portion of the total costs of credit, contrary to s.112.08(1)(e) of the BPCPA.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012

(in thousands, except share and per share amounts)
(unaudited)

Note 10 – Litigation, Claims and Contingencies (continued)

(a)	Litigation and Claims (continued)

(i)	British Columbia (continued)

September 11, 2012 Claim (continued)

The Class members seek an order, pursuant to s. 112.10(2) and s. 172(3)(a) of the BPCPA, requiring that the Company refund all monies paid in excess of the Loan principal of each payday loan, including the Cash Card Fee Amounts, the Loan Fees, and any other fees or charges collected by the Company in relation to the payday loan, damages for conspiracy, and interest pursuant to the Court Order Interest Act at the rate of 30% compounded annually, as set out in the payday loan agreements or such other rate as the Court considers appropriate.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

(ii)	Alberta

January 19, 2010 Claim

A statement of claim was served in Alberta by Shaynee Tschritter and Lynn Armstrong alleging that the Company was in breach of s. 347 of the Code (the interest rate provision) and certain provincial consumer protection statutes.

On January 19, 2010, the plaintiffs in the Alberta action brought forward an application to have a related subsidiary, as well as certain of our customers’ third-party lenders, directors and officers added to the claim.

The Company agreed to a motion to certify the class proceeding if the third party lenders, officers and directors were removed as defendants. Class counsel agreed to the Company’s proposal. Consequently, the certification motion was granted in November of 2011.

The Company believes that it conducted its business in accordance with applicable laws and is defending the action vigorously. The likelihood of loss, if any, is not determinable at this time.

September 18, 2012 Claim

On September 18, 2012, an action under the Alberta Class Proceedings Act was commenced in the Alberta Court of Queen’s Bench by Kostas Efthimiou against The Cash Store Inc., Instaloans Inc., and The Cash Store Financial Services Inc. on behalf of all persons who, on or after March 1, 2010, borrowed a loan from the Cash Store or Instaloans that met the definition of a “payday loan” proposing that the Company has violated s. 11 and 12 of the Payday Loan Regulations in that all amounts charged to and collected from the Plaintiff and Class members by the Company in relation to the payday loans advanced to the Plaintiff and Class members in excess of the loan principal are Unlawful Charges under the Payday Loan Regulation and therefore seek restitution of or damages for the Unlawful Charges paid by the Plaintiff and Class members, repayment of Unlawful Charges paid by the Plaintiff and Class members, damages for conspiracy, interest on all amounts found to be owing and any such associated legal costs.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012

(in thousands, except share and per share amounts)
(unaudited)

Note 10 – Litigation, Claims and Contingencies (continued)

(a)	Litigation and Claims (continued)

(ii)	Alberta (continued)

June 3, 2013 Claim

On June 3, 2013, a statement of claim brought under the Alberta Class Proceedings Act was commenced in the Alberta Court of Queen's Bench by Darren Hughes against The Cash Store Financial Services Inc. and certain of its present and former directors and officers. The plaintiff alleges, among other things, that the Company made misrepresentations during the period from November 24, 2010 to May 24, 2013 regarding the Company's internal controls over financial reporting and the value of the loan portfolio acquired from third-party lenders, losses on its internal consumer loan portfolio, and its liability associated with the settlement of the March 5, 2004 British Columbia Class Action (Note 10(a)(i)).

On September 16, 2013, the Court of Queen's bench of Alberta granted a consent order staying this claim in favour of pursuing the Ontario June 4, 2013 Claim (Note 10(a)(v)).

September 18, 2013 Claim

On September 18, 2013, an action in the Court of Queen's Bench of Alberta was commenced against the Company, certain of its officers and affiliates, including The Cash Store Inc., certain of its associated companies, including The Cash Store Australia Holdings Inc. and RTF Financial Holdings Inc., and other corporate defendants, seeking repayment of certain funds advanced to the Company, its affiliates and the associated companies by Assistive Financial Corp. ("Assistive"), a former related party third-party lender. An application for interim relief, including the appointment of an inspector, was brought by the Plaintiffs and was heard by the Court of Queen's Bench of Alberta on December 12, 2013 and a decision has not yet been rendered. The action by Assistive also seeks damages equivalent to $110,000 together with interest thereon at the rate of 17.5% per year.

The Company believes the action is wholly without merit and intends to vigorously defend itself. The likelihood and amount of liability, if any, is not determinable at this time.

(iii)	Saskatchewan

On October 9, 2012, an action under the Saskatchewan Class Actions Act was commenced in the Saskatchewan Court of Queen’s Bench by John Ironbow against The Cash Store Financial Inc., The Cash Store Inc. and Instaloans Inc. on behalf of all persons who, on or after January 1, 2012, borrowed a loan from the Company that met the definition of a “payday loan” proposing that the Company has made payday loans contingent on the supply of other goods or services contrary to s. 29 of the Payday Act, charged or received amounts which are not provided for in the Payday Loans Act or Payday Loans Regulation, contrary to s. 25(5) of the Act, deducting or withholding from the initial advance an amount representing a portion of the cost of borrowing or other charges, contrary to s. 25 of the Payday Loans Act and charging or receiving an amount in excess of 23% of the loan principal, contrary to s. 23(1) and (4) of the Act and s. 14(1) of the Regulation. The Plaintiff seeks restitution of damages for unlawful charges paid by the Plaintiff and Class members, repayment of unlawful charges paid by the Plaintiff and Class members, damages, interest on all amounts found to be owing and any such associated legal costs.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012

(in thousands, except share and per share amounts)
(unaudited)

Note 10 – Litigation, Claims and Contingencies (continued)

(a)	Litigation and Claims (continued)

(iv)	Manitoba

April 23, 2010 Claim

On April 23, 2010, an action under the Manitoba Class Proceedings Act was commenced in the Manitoba Court of Queen’s Bench ("Manitoba Court") by Scott Meeking against The Cash Store Financial Services Inc., The Cash Store Inc. and 1152919 Alberta Ltd. o/a Instaloans Inc. proposing that a class action be certified on his own behalf and on behalf of all persons in Manitoba and others outside the province who obtained a payday loan from The Cash Store Inc. or Instaloans Inc. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code.

A class proceeding in Ontario in McCutcheon v. The Cash Store Inc. et al. was certified in 2006 and settled in 2008. That decision affected Manitoba residents, and presumptively resolved claims with respect to loans borrowed by Mr. Meeking. and other Manitoba residents, on or before December 2, 2008.

The Company asked the Manitoba court to enforce the Ontario settlement against Mr. Meeking. On September 9, 2013, the Manitoba Court of Appeal agreed that the Ontario Superior Court of Justice had properly exercised jurisdiction over Manitoba residents, including Mr. Meeking and his prospective class members, and enforced the Ontario settlement relating to borrowers of payday loans from the Company. However, it concluded that the Ontario judgment is not enforceable in Manitoba against Instaloans customers and for signature and title loans (as opposed to payday loans), as the Manitoba court determine Ontario had not given proper notice to Manitoba residents.

On September 12, 2013, the Manitoba Court certified Mr. Meeking’s claim as a class proceeding. On October 11, 2013, the Company applied for leave to appeal the certification decision.
On November 8, 2013, the Company filed an application for leave to appeal to the Supreme Court of Canada, seeking to appeal the Manitoba Court of Appeal decision that declined to enforce the Ontario settlement against Instaloans customers. The plaintiffs have also filed an application for leave to appeal to the Supreme Court of Canada, seeking to set aside the portion of the Manitoba Court of Appeal decision that enforced the Ontario settlement.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

November 1, 2012 Claim

On November 1, 2012, an action was commenced in Manitoba under The Class Proceedings Act by Sheri Rehill against The Cash Store Financial Services Inc., The Cash Store Inc., Instaloans Inc. and other defendants, on behalf of all persons who, on or after October 18, 2010, borrowed a loan from the Company in Manitoba where that loan met the definition of a “payday loan” as defined by the Payday Loans Act, S.S. 2007, c. P-4.3. The action alleges that the Company made loans contingent on the purchase of another product or service, contrary to s. 154.2 of the Consumer Protection Act, R.S.M. 1987, c. C-200, as am. (CPA), discounted the principal amount of loans by deducting or withholding an amount representing a portion of the cost of credit from the initial advance, contrary to s. 154.1 of the CPA and charging, requiring and accepting amounts in excess of the 17% total cost of credit limit contrary to s. 147(1) of the CPA and s. 13.1 of the Payday Loan Regulation, Man. Reg. 99/2007, as am. The plaintiff pleads for restitution and repayment of all amounts paid by borrowers as a cost of credit for their payday loans, damages for an alleged conspiracy, and interest on all amounts alleged to be owing.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012

(in thousands, except share and per share amounts)
(unaudited)

Note 10 – Litigation, Claims and Contingencies (continued)

(a)	Litigation and Claims (continued)

(iv)	Manitoba (continued)

November 1, 2012 Claim

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

(v)	Ontario

October 1, 2010 Claim

The Cash Store Financial Services Inc., The Cash Store Inc. and Instaloans Inc. commenced an action in the Superior Court of Ontario against National Money Mart Company (“Money Mart”) on October 1, 2010 for trade-mark infringement under sections 7, 19, 20 and 22 of the Trade-Marks Act, misrepresentation in the form of false and misleading advertising contrary to sections 52 and 74.01 of the Competition Act and the common law tort of passing off. The action relates to a national negative advertising campaign launched by Money Mart featuring the use of the Company’s registered trade-marks alongside negative statements comparing the Company's payday loan products to Money Mart’s loan products. Statements made in the Money Mart advertising campaign include, among other things, that the Company’s loan products are more expensive and less convenient than Money Mart’s and involve more forms and hassle. The Company seeks injunctive relief as well as $60,000 in damages in its Statement of Claim. Money Mart filed its statement of defense on May 2, 2011. The parties have settled a discovery plan and the next step in the action is to proceed to discoveries.

The likelihood and amount of gain (or loss), if any, is not determinable at this time.

August 31, 2011 Application

On August 31, 2011, in response to regulatory amendments to come into force on September 1, 2011, The Cash Store Financial Services Inc., The Cash Store Inc. and Instaloans Inc. commenced an Application for Judicial Review in the Ontario Superior Court of Justice. The Application sought an order declaring that certain of the new amended regulations are outside the scope of the regulation-making authority under the Payday Loans Act, 2008, and were made without due process. The hearing was held on October 2, 2013. On November 5, 2013 the Court dismissed the Company’s application. The Company has not appealed this decision.

July 5, 2012

On July 5, 2012, The Cash Store Inc. and Instaloans Inc. were charged with the offence of acting as a lender without being licensed as a lender and without having received notice in writing from the Registrar of the licence, contrary to section 6(1) of the Payday Loans Act, 2008, c.9 in Guelph (The Cash Store Inc.), Brantford, and Sarnia, Ontario (Instaloans Inc.). The charges were laid in each of the three jurisdictions on July 5, 2012 as a result of investigations made by the Ministry of Consumer Services relating to consumer complaints made by three consumers.

On November 18, 2013, Instaloans Inc. and The Cash Store Inc. pleaded guilty and were convicted of the offence of acting as a lender without being licensed as a lender and without having notice in writing from the Registrar of the licence, contrary to section 6(1) of the Payday Loans Act, 2008, c.9 in Brantford, Sarnia, and Guelph, Ontario, respectively. As a result of this plea, The Cash Store and Instaloans Inc. agreed to pay $50 per conviction, in addition to a victim fee surcharge of 25%, for a total fine of $188.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012

(in thousands, except share and per share amounts)
(unaudited)

Note 10 – Litigation, Claims and Contingencies (continued)

(a)	Litigation and Claims (continued)

(v)	Ontario (continued)

August 1, 2012 Claim

On August 1, 2012, an action under the Ontario Class Proceedings Act was commenced in the Ontario Supreme Court of Justice by Timothy Yeoman against The Cash Store Financial Services Inc., The Cash Store Inc. and Instaloans Inc. and other defendants, claiming on behalf of the plaintiff and class members who entered into payday loan transactions with the Company in Ontario between September 1, 2011 and the date of judgment, that the Company operated an unlawful business model as the Company did not provide borrowers with the option to take their payday loan in an immediate liquid form and thereby misrepresenting the total cost of borrowing as the cost of additional services and devices should have been included.

The Class members plead entitlement to damages and costs of investigation and prosecution pursuant to s. 36 of the Competition Act inclusive of the fees, interest and other amounts that the Company charged to the Class members.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

June 4, 2013 Claim

On June 4, 2013, a statement of claim brought under the Ontario Class Proceedings Act was commenced in the Ontario Superior Court of Justice by David Fortier against The Cash Store Financial Services Inc. and certain of its present and former directors and officers. The plaintiff alleges, among other things, that the Company made misrepresentations during the period from November 24, 2010 to May 24, 2013 regarding the Company's internal controls over financial reporting and the value of the loan portfolio acquired from third-party lenders, losses on its internal consumer loan portfolio, and its liability associated with the settlement of the March 5, 2004 British Columbia Class Action (Note 10(a)(i)).

Following the stay of the related Alberta claim, an amended statement of claim was issued on October 17, 2013, which, among other things, adds a statutory claim under the Alberta Securities Act. The plaintiffs’ motion seeking leave to pursue a secondary market liability claim under Part XXIII.1 of the Ontario Securities Act and to certify the claim as a class action under the Ontario Class Proceedings Act is currently scheduled to be heard by the Ontario Superior Court of Justice on May 20 and 21, 2014.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

June 7, 2013 Application

On June 7, 2013, an application was commenced in the Ontario Superior Court of Justice pursuant to section 54(1) of the Payday Loans Act, 2008, by the Director designated under the Ministry of Consumer and Business Services Act, naming The Cash Store Financial Services Inc., The Cash Store Inc. and Instaloans Inc. as respondents. The application seeks a declaration that the basic line of credit product offered constitutes a ‘payday loan’ under subsection 1(1) of the Payday Loans Act, and seeks orders requiring the Company to obtain a payday loan broker license and restraining the Company from acting as a loan broker of the basic line of credit without a broker’s license. The Application was heard by the Ontario Superior Court of Justice on November 29, 2013. It is unknown when a decision on this matter will be been rendered.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012

(in thousands, except share and per share amounts)
(unaudited)

Note 10 – Litigation, Claims and Contingencies (continued)

(a)	Litigation and Claims (continued)

(v)	Ontario (continued)

June 7, 2013 Application (continued)

Subsequent to the hearing of the application, the Government of Ontario filed Regulation 351/13 on December 17, 2013, made under the Payday Loans Act, which prescribes that the Payday Loans Act will apply to lines of credit products offered through the Company's retail banners once the new regulations come into force on February 15, 2014. The Company intends to comply with these regulatory requirements and intends to apply for a licence under the new regulations.

(vi)	Quebec

On July 11, 2013, a statement of claim brought under the Quebec Class Proceedings Act was commenced in the Quebec Superior Court of Justice by Marianne Dessis and Jean-Jacques Fournier against The Cash Store Financial Services Inc. and certain of its present and former directors and officers. The plaintiff alleges, among other things, that the Company made misrepresentations during the period from November 24, 2010 to May 24, 2013 regarding the Company's internal controls over financial reporting and the value of the loan portfolio acquired from third-party lenders, losses on its internal consumer loan portfolio, and its liability associated with the settlement of the March 5, 2004 British Columbia Class Action (Note 10(a)(i)).

As at September 30, 2013, the Company reached an agreement with the plaintiffs' counsel whereby the plaintiffs will proceed with the Ontario June 4, 2013 claim (Note 10(a)(v)) and seek a stay of the Quebec claim.

(vii)	New York

May 20, 2013 Claim

On May 20, 2013, Globis Capital Partners, L.P. filed a civil claim against the Company and Gordon J. Reykdal, Chief Executive Officer, in the United States District Court of the Southern District of New York for alleged violations of Sections 10(a) and 20(a) of the Securities Exchange Act of 1934 claiming unspecified damages.

As at December 31, 2013, this claim has been combined with the June 27, 2013 claim below, given the similarity of the claims.

June 27, 2013 Claim

On June 27, 2013, proposed class action proceedings for violation of U.S. federal securities laws were commenced by lead plaintiff Charles Nutsch in the United States District Court of the Southern District of New York against the The Cash Store Financial Services Inc. and certain of its present and former officers on behalf of purchasers of the common stock of The Cash Store Financial Services Inc. during the period between November 24, 2010 and May 13, 2013, inclusive. The proposed class action concerns alleged misrepresentations made in the Company's quarterly and annual financial statements between November 24, 2010 and May 13, 2013. In particular, the complaints allege that the Company overvalued the consumer loan portfolio acquired from third-party lenders, overstated its net income, understated losses on its internal consumer loans portfolio, and understated its liabilities associated with the settlement of the British Columbia class action.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012

(in thousands, except share and per share amounts)
(unaudited)

Note 10 – Litigation, Claims and Contingencies (continued)

(a)	Litigation and Claims (continued)

(vii)	New York

June 27, 2013 Claim (continued)

By order dated July 9, 2013, the court consolidated the May 20, 2013 and June 27, 2013 actions for pretrial purposes. On September 17, 2013, the Court issued an order appointing Globis Capital Partners L.P. and Globis Overseas Funds Ltd. as lead plaintiffs in the class action. The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

(viii)	Other Matters

The Company is also currently involved in ordinary, routine litigation and administrative proceedings incidental to its business, including regulatory enforcement matters, contractual disputes, individual consumer claims, and employment related matters from time to time. The Company believes the likely outcome of any other pending cases and proceedings will not be material to its business or its financial condition.

(b)	Contingencies

(i)	Third-Party Lenders

In addition to direct lending, the Company acts as a broker on behalf of consumers seeking short-term advances. The funding for those advances is provided directly to the customers by the third-party lenders. The Company has entered into business arrangements with a number of third-party lenders that are prepared to consider lending to customers. Pursuant to these agreements, services related to the collection of documents and information, as well as loan collection services are provided to the third-party lenders. The agreements also provide that the third party lenders are responsible for losses suffered as a result of uncollectible loans provided the required duties under the terms of the agreements have been properly performed by the Company. In the event the duties are not properly performed and the lenders make a claim as required under the agreement, the Company may be liable to the lenders for losses they have incurred. The Company’s contingent risk is the balance of the third-party lenders' loan portfolio which totaled $27,634 as at December 31, 2013 (September 30, 2013 - $29,865).

To date, no claims have been made by the third-party lenders under the terms of the agreements and no payments have been made or accrued by the Company pursuant to this clause in the agreements. Risk is managed through compliance with the loan limits, procedures and selection criteria established by the lenders.

(ii)	British Columbia Compliance Order

On March 23, 2012, the Company was issued a compliance order (the “Order”) and administrative penalty from Consumer Protection BC. The Order directs the Company to refund to all borrowers with loan agreements negotiated with the Company or its subsidiaries between November 1, 2009 and the date of the order, the amount of any issuance fee charged, required or accepted for or in relation to the issuance of a cash card. The Order also directed the Company to pay an administrative penalty of $25 in addition to costs. On November 30, 2012, Consumer Protection BC issued a supplementary compliance order directing that unclaimed refund amounts, to a maximum of $1,100 be deposited into a consumer protection fund. On December 14, 2012, the Company filed a Petition for Judicial Review in the British Columbia Supreme Court seeking an order quashing or setting aside the Order and Supplemental Order, and seeking declarations that it had not contravened sections 112.04(1)(f) of the Business Practices and Consumer Protection Act, or section 17 and 19 of the

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012

(in thousands, except share and per share amounts)
(unaudited)

Note 10 – Litigation, Claims and Contingencies (continued)

(b)	Contingencies (continued)

(ii)	British Columbia Compliance Order (continued)

Payday Loan Regulation. The Petition was heard by the Court on June 26, 27, and 28, 2013 and dismissed in a decision released on January 30, 2014. As at December 31, 2013, the total amount of the supplemental order of $1,100 has been paid and expensed by the Company.

(c)	Regulatory Requirements

The Company's business is regulated by various provincial and federal laws and regulations, which are subject to change and which may impose significant costs or limitations on the way the Company conducts or expands its business. The payday loan industry has seen increased regulation in recent years. While the Company has worked closely with regulators, its business is still significantly impacted by these regulations. Management has been actively planning an upstream transition in both product offerings and services, however this process takes time. Furthermore, its regulatory environment is changing at different paces in different provinces, making it more difficult to plan and implement this transition.

The Company is closely working with the regulatory bodies to manage the impact any regulatory changes will have on its business.

Note 11 – Related Party and Other Transactions

(a)	424187 Alberta Ltd. ("424187") and Coliseum Capital Management, LLC ("Coliseum")

Of the $12,000 initially drawn on the credit facility that the Company entered into on November 29, 2013 (Note 7), $2,000 was lent from 424187, a company controlled by the Company's CEO and a director, Gordon Reykdal and $5,000 was lent from Coliseum, a company which owns 17.8% of the common shares of the Company and has a member on the Company's board of directors.

In the three months ended December 31, 2013, interest on the credit facility paid to 424187 and Coliseum respectively was $20 and $35 (three months ended December 31, 2012 - $nil and $nil).

(b)	Third-party Lenders

(i)
Assistive Financial Corp. ("Assistive), a privately held entity that raised capital and provided advances to the Company’s customers is controlled by the father of Cameron Schiffner, the former Senior Vice President of Operations of the Company. In addition, Cameron Schiffner’s brother was a member of management of AUC and is a member of management of Assistive.

On September 11, 2013, Cameron Schiffner's employment with the Company was terminated and Assistive was no longer considered a related party. On September 18, 2013, Assistive commenced an action in the Court of Queen's Bench of Alberta against the Company (Note 10(a)(ii)).

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012

(in thousands, except share and per share amounts)
(unaudited)

Note 11 – Related Party and Other Transactions (continued)

(c)	Third-party Lenders (continued)

Included in retention payments are $nil for the three months ended December 31, 2013 (three months ended December 31, 2012 - $566) of amounts paid or payable directly to Assistive. As at December 31, 2013 included in accrued liabilities is $nil (September 30, 2013 - $485) due to Assistive. This amount had been included in the Company’s restricted cash balance as at September 30, 2013. The Company’s contingent risk in Assistive’s loan portfolio totaled $nil as at December 31, 2013 (September 30, 2013 - $84).

(ii)	A privately held entity that began acting as a third-party lender after January 31, 2012 is controlled by Bruce Hull, who is a former director of AUC.

On June 18, 2013, Bruce Hull resigned from the board of Directors of AUC and is no longer a related party.

Included in retention payments are $2 for the three months ended December 31, 2013 (three months ended December 31, 2012 - $3) paid or payable directly to this third-party lender. As at December 31, 2013, included in accrued liabilities is $190 (September 30, 2013 - $183) due to this third-party lender. The Company’s contingent risk in this third-party lender’s consumer advances portfolio totaled $116 as at December 31, 2013 (September 30, 2013 - $104).

All transactions with third-party lenders have been measured at the transaction amount, which is the amount of consideration agreed to by the Company and the third-party lenders.

Note 12 – Financial Instruments

Fair Values

The Company’s financial instruments consist of cash, consumer advances receivables, net, other receivables, net, and accounts payable and accrued liabilities, all of which are short-term in nature and their fair value approximates their carrying value. The fair value of obligations under capital leases, the senior secured notes and the credit facility are determined by estimating future cash flows on a borrowing-by-borrowing basis, and discounting these future cash flows using a rate which takes into account the Company’s spread for credit risk with similar terms and types of debt arrangements.

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments:

		September 30, 2013		December 30, 2013
	Level of Hierarchy	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets
Cash		$11,458	$11,458	$16,961	$16,961
Other receivables		8,104	8,104	8,332	8,332
Consumer advances receivable		25,592	25,592	34,804	34,804
Long term receivable	2	$836	$836	$—	$—
Financial Liabilities
Accounts payable and accrued liabilities		$26,226	$26,226	$33,505	$33,505
Obligations under capital leases and other obligations	2	4,626	4,626	4,505	4,505
Long term debt	2	$127,182	$121,370	$139,496	$133,429

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012

(in thousands, except share and per share amounts)
(unaudited)

Note 13 – Segmented Information

The Company conducts business through two operating segments; Canada and the United Kingdom. The segments were determined based on information that the Chief Executive Officer and Chief Operating Officer review. For certain disclosure requirements the Company’s two operating segments have been aggregated together based on the similar nature of the operations, customers and regulatory environment.

	Three Months Ended
	December 31, 2012	December 31, 2013
REVENUE
Canada	$46,749	$42,326
United Kingdom	2,754	2,920
	$49,503	$45,246

	September 30, 2013	December 31, 2013
LONG-LIVED ASSETS
Canada	$88,210	$85,753
United Kingdom	3,289	3,510
	$91,499	$89,263

Long-lived assets include property and equipment, intangible assets and goodwill.